September 10, 2007
VIA:            EDGAR

Amanda McManus
Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

RE:       Host America Corporation
Amendment No. 2 to Preliminary Schedule 14A
Filed August 17, 2007
SEC File No. 0-16196

Ms. McManus:

Thank you for your letter dated August 30, 2007 regarding the review of Host America Corporation’s Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A.  Filed electronically on behalf of Host America Corporation (the “Company”) is Amendment No. 3 to the Company’s Preliminary Proxy Statement on Schedule 14A.  This letter highlights where the changes requested by the Staff in its comment letter dated August 30, 2007 are included in the Company’s amended filing.

Further, in response to the comments received from the Securities and Exchange Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alternatives Considered by Management: Business Strategy, page 29

Comment No. 1:

Please be advised that we have revised the disclosure concerning our previous engagement of Ardour Capital Investments, LLC to more clearly describe the general business advisory services they provided.  The engagement did not materially relate to the asset sale transactions that are the subject of the proxy statement and as a result we do not believe that disclosure pursuant to Item 14(b)(6) of Schedule 14A is necessary.  Specifically, (1) the engagement was not in contemplation of the specific asset sale transactions, (2) the engagement concluded in 2005, approximately 18 months prior to the transactions subject to the proxy statement, and (3) the advice provided was related to market positioning and financing alternatives for the Company.

Comment No. 2:

Please be advised that we have deleted the disclosure related to the costs involved in employing Messrs. Rossomando, Cerreta and Hayes as such costs may be similar for an outside and inside buyer.

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Ms. Amanda McManus
Securities and Exchange Commission
September 10, 2007

Reasons for the Corporate Dining and the Lindley Sales, page 32:

Comment No. 3:

The comment is noted and the disclosure has been revised consistent with the Staff’s comment.

Opinion of our Financial Advisor Regarding the Fairness, page 49

Comment No 4:

Please be advised that the disclosure has been revised to describe the process that was followed in choosing comparable companies for Corporate Dining.  Further, when we previously referred to “the uncertainty regarding economic and industry trends,” we were attempting to convey that we relied on the economic environment as it existed and as it was forecasted as of the date of value.  The prospective performance of the industry in which we operate and our financial performance are inherently uncertain and as a result, the prospective financial results may vary materially from those detailed in prospective financial projections.

Other Changes

Please be advised that the 2006 pro forma amounts have been adjusted to more accurately reflect the allocation of direct expenses associated with Corporate Dining.  The prior allocations in fiscal 2006 included allocations of corporate overhead expenses that were initially earmarked as Corporate Dining expenses.

Additionally, please be advised that we have made other changes to the proxy statement consistent with our recent quotation on the Over-the-Counter Bulletin Board and the decision to seek shareholder approval to change the Company’s name from Host America Corporation to EnerLume Energy Management Corp. rather than Certeran Corporation.

Finally, please be advised that we have expanded the disclosure concerning the amendment agreement to the Corporate Dining Sale Agreement pursuant to the telephone comment received from the Staff on September 10, 2007.

Thank you for your assistance.  If we can be of any assistance in connection with the Staff's review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

/s/ Michael C. Malota
Michael C. Malota
Chief Financial Officer

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